

April 15, 2019

Steve Helm
Chief Executive Officer
BRIGHTLANE CORP.
1600 West Loop South
Suite 600
Houston, TX 77056

      Re: BRIGHTLANE CORP.
           Form PRE 14C
           Filed April 4, 2019
           File No. 000-54027

Dear Mr. Helm:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRE 14C filed April 4, 2019

General

1.   We note that you plan to acquire Vat Bridge Ltd. through an exchange of shares. Please provide the disclosure required by Items 12, 13 and 14 of Schedule 14A or advise. Please refer to Note A of Schedule 14A, as well as Item 1 of Schedule 14C, which incorporates the disclosure requirements of Schedule 14A. Additionally, please revise to explain what exemption from registration that you relied upon when issuing shares to Vat Bridge shareholders.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Lobert, Staff Attorney, at 202-551-7150 or Sonia Barros, Assistant Director, at 202-551-3655 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities